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FOR IMMEDIATE RELEASE              Contact Guy T. Marcus
July 11, 1994                              V.P.-Inv. Rel.
                                           (214) 978-2691

           HALLIBURTON BUSINESS UNIT TO BE SOLD

     DALLAS, Texas -- Halliburton Company today announced that it has engaged the services of Morgan Stanley & Company to assist in the sale of its Halliburton Industrial Services business.

     Halliburton Industrial Services is a market leader in providing chemical cleaning, hydrojetting and vacuum removal services to the petrochemical and refining, pulp and paper, and power industries throughout the United States. The business had revenues of approximately $45 million in 1993.

     Thomas H. Cruikshank, chairman of the board and chief executive officer of Halliburton Company, said, "The sale of the Halliburton Industrial Services business unit will contribute to further concentration of management focus on the company's core energy services and engineering and construction business activities."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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